UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking

Surrey, United Kingdom, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

2024 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the proxy statement and form of proxy of Nomad Foods Limited (the “Company”) for the Company’s 2024 annual meeting of shareholders scheduled to be held on July 10, 2024, and attached hereto as Exhibit 99.2 is a copy of the Notice of Internet Availability of Proxy Materials which is being first mailed to shareholders on or about May 28, 2024.

Exhibit 99.1 is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer

Dated: May 28, 2024

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Proxy statement and form of proxy for the 2024 annual meeting of shareholders of Nomad Foods Limited.

99.2	Notice of Internet Availability of Proxy Materials.